July 28, 2016

Mr. Craig Arakawa,

Accounting Branch Chief Office of Beverages, Apparel and Mining

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549.

Re:    Ambev S.A. Form 20-F for Fiscal Year Ended December 31, 2015

Filed March 14, 2016 File No. 001-36165

Dear Mr. Arakawa:

Thank you for your letter of July 14, 2016, setting forth the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) on the Annual Report on Form 20-F for the fiscal year ended December 31, 2015 (the “Form 20-F”), filed by Ambev S.A. (“Ambev” or the “Company”) on March 14, 2016. The Company has keyed its responses in this letter to the headings used in the Staff’s comment letter and has marked the responses with the letter “R” beside the comment number. The comments are set forth in bold-face type.

Form 20-F for the Year Ended December 31, 2015

Notes to the Consolidated Financial Statements, page F-12

Note 12. Income Tax and Social Contribution, F-46

1.       We note you reported a significantly higher effective tax rate of 22.01% in 2015 compared to 13.96% in 2014.  Your disclosure refers to main events relating to currency impact, higher earnings from foreign subsidiaries and tax rate increases in specific operations.  Please provide expanded information to explain the changes in the taxes rates per IAS 12 paragraphs 81(c) and (d) on the following:

R:      The Company acknowledges the Staff’s comment seeking expanded information regarding changes in the applicable tax rates of the Company and their impact on its effective tax rate.  In that regard, explanation in further detail is provided below following each of the Staff’s specific information requests. However, as introductory information to the Staff’s overall comment on this subject matter, the Company understands that it would be helpful to present the following overview of the main events that resulted in the variation of the Company’s effective tax rate from 2014 to 2015, as explained in detail in Item 5.A. on Page 59 of the Form 20-F (Item 5. Operating and Financial Review and Prospects–A. Operating Results– Year Ended December 31, 2015 Compared to Year Ended December 31, 2014–Income Tax Expense), which attributes such variation primarily to:

(1) higher non-taxable net financial and other income mainly due to the real devaluation, (2) a non-deductible expense reported in the second quarter of 2015 related to the R$229.1 million agreement reached between Ambev and the CADE, the Brazilian antitrust authority, to definitively settle the lawsuit associated to the “Tô Contigo” program, (3) higher foreign taxable income in Brazil due to the real devaluation and, mainly, the new Brazilian legislation on taxation of foreign profits, (4) slightly lower positive impact from interest on shareholders’ equity accrual when compared to 2014, and (5) a R$615.8 million negative other tax adjustment due to (i) R$350.0 million one-time impact from intercompany loans, as a result of taxable profits generated through these transactions in certain affiliates, which were not offset by equivalent deductible losses due to the lack of sufficient taxable profits in the corresponding affiliates, coupled with (ii) higher withholding tax provision due to currency variation associated with unremitted earnings from international subsidiaries, given the significant devaluation of the real against the currencies of the countries in which these subsidiaries are based.

In its future filings, the Company will prospectively provide an expanded discussion of the main factors explaining the variation in the Company’s effective tax rate for the related note of its financial statements, as set forth above from Item 5.A. of its Form 20-F.

•                reconciliation line items labeled “Withholding tax and other income” and “Others with reduced taxation.” To the extent these line items are comprised of individually significant items, separately disclose them and clarify the effects of tax incentives and special tax status;

R:      The Withholding Tax and Other Income line item refers to withholding tax amounts that are going to become due when the earnings generated by the subsidiaries of the Company are distributed to it. When compared to 2014, 2015 had a higher withholding tax provision, from R$239 million to R$672 million, resulting primarily from the recognition of withholding tax provisions calculated over the earnings generated by the Company’s subsidiaries during 2015, in an amount of R$579 million, coupled with the effect of currency variation associated with previous years’ undistributed earnings from Ambev’s foreign subsidiaries, in an amount of R$93 million, given the 2015 devaluation of the real against the currencies of the countries in which those subsidiaries are based.

The most relevant components of the Others with Reduced Taxation line item include: (i) a Special Tax Regime that in 2014 applied to a Brazilian subsidiary of the Company, resulting in a R$378 million tax reduction in that year, but that was inapplicable to that subsidiary in 2015; and (ii) the non-recognition of a R$383 million deferred tax asset related to losses of an Ambev subsidiary, that, in line with paragraph 39 of IAS 12, was foregone based on the assumption that the historical losses of such subsidiary would not be reversed in the foreseeable future. The remaining components of this line item refer to non-material, miscellaneous tax deductions of R$80 million and R$182 million for 2014 and 2015, respectively.

•                quantify the effects of the currency impact (non taxable income abroad and deferred tax associated to undistributed profits of foreign subsidiaries) and disclose the total amount of undistributed profits from foreign subsidiaries;

R:      The R$449.9 million increase in the Non Taxable Income line item from 2014 to 2015 is principally related to foreign source results which are not subject to tax in the local jurisdiction. However, as explained in the response to the subsequent Staff Comment, the fact that such result is not taxable abroad does not translate into an effective tax reduction for the Company in Brazil, since, as per Law no. 12,973/14, such gain is taxable in Brazil and is, therefore, offset by the Foreign Profits Taxed in Brazil line item.

In connection with the deferred tax associated to undistributed profits of foreign subsidiaries, we make reference to the explanation provided in the response to the previous Staff Comment. As for the total amount of undistributed profits from foreign subsidiaries associated to a tax liability, the Company has recorded R$13.2 billion as of December 31, 2015.

•                discuss whether you had significantly lower tax rates in particular jurisdictions and if these are one-time events or recurring items and expiry date, if any, of these items.

R:      New legislation was enacted in Brazil in 2014 (Law no. 12,973) that became applicable to the Company and its subsidiaries starting in 2015, modifying the tax scenario in Brazil, especially as it applies to the taxation of profits generated by subsidiaries located outside Brazil. Law no. 12,973 implemented a new controlled foreign corporation (CFC) tax rule that brought about a series of procedures and specificities. Nevertheless, the major objective of such rule can be summarized as seeking to level the tax rates applicable to foreign companies with the tax rate applicable in Brazil.  Considering the foregoing, having lower rates in particular jurisdictions does not always translate into a reduction of the effective tax rate of the Brazilian parent company, since income generated by subsidiaries based in non-Brazilian jurisdictions having tax rates lower than those prevailing in Brazil is added to the taxable result of the Company in Brazil, as per the new criteria established in applicable laws.

Notwithstanding the treatment of these taxable results in Brazil, the Uruguayan subsidiaries of the Company had significantly low tax rates, due to foreign source results that are not subject to tax in the local jurisdiction, as referenced in the response to the previous Staff Comment, as did its Belgium subsidiary due to a special tax regime ruling granted to the Company, that was valid until December 2015.

Note 30. Contingencies, page F-87

2.       We note that your estimates of possible losses have increased by 37% to R$33.3 billion in 2015 from R$24 billion in 2014.  We also note you provide certain information about specific matters described as principal lawsuits with a likelihood of possible loss. Please provide the following:

•                clarify how the information presented in the tabular disclosure of estimates links and relates to the discussion of the principal lawsuits;

R:      The tabular disclosure presents four categories of lawsuits: (i) tax, which is comprised by the three first line items of the table, as detailed in the subsequent paragraph, (ii) labor, (iii) civil, and (iv) others, which consist of antitrust, environmental and other matters not fitting in the tax, labor and civil categories.

The tabular disclosure further breaks down the tax contingencies with possible loss prospect according to the relevant tax type: (i) the PIS/COFINS social contributions on gross sales, (ii) the ICMS Value-Added Tax and the IPI Excise Tax on net sales, and (iii) the corporate income tax (IRPJ) and social contribution on profits (CSLL).

The labor lawsuit category has not been broken down in the tabular disclosure because there is no material labor claim (or group of labor claims relating to a same subject matter) with a possible loss prospect that is material or can be quantified separately or that merits specific disclosure in the discussion section that follows the table.

The civil claims category has not been broken down in the table for the same reasons as the labor claims. However, because of their complexity and relevance when considered together, the Subscription Warrant lawsuits represent material civil litigation of the Company requiring specific explanation in the discussion section that follows the tabular disclosure.

Finally, the “others” category has not been broken down in the table for the same reasons as those applicable to the labor claims.

In order to match the same organization of the tabular disclosure, the discussion of the lawsuits with possible loss prospect appearing after the table also can be organized into the four main categories cited above: tax, labor, civil and others. The discussion of the tax claims, on their turn, can be further organized into the respective tax subcategories: (i) PIS/COFINS, (ii) ICMS/IPI, and (iii) IRPJ/CSLL.

The Litigation subsection of Item 8. Financial Information–A. Consolidated Financial Statements and Other Financial Information appearing on pages 96 through 101 of the Form 20-F uses this heading and sub-heading organization, and in its future filings the Company will prospectively adopt the same header structure for Note 30 of its financial statements.

For reference, the organization of the discussions following the tabular disclosure of Note 30 would be organized as follows to match the organization of the table had the referred header structure been adopted:

Tax

ICMS/IPI

Manaus Free Trade Zone – IPI

ICMS-ST Unconditional Discounts

ICMS Fiscal War

ICMS – PRODEPE

ICMS - Trigger

IPI Excise Tax

IRPJ/CSLL

Goodwill

Profits Earned Abroad

Utilization of Tax Loss on Mergers

Disallowance of Expenses and Deductible Losses

Disallowance of Taxes Paid Abroad

Civil

Subscription Warrants

Lawsuit  against Brewers Retail Inc.

•                expand your disclosure to explain the drivers and components of the approximately R$5 billion increase in possible loss related to ICMS and IPI and R$3 billion increase in possible loss related to IRPJ and CSLL;

R:      The Company makes reference to the disclosure of the contingencies related to the tax matters included in Note 30 on page F-87 of the Form 20-F, which includes a discussion of the drivers and components of both (a) the material tax matters related to ICMS and IPI (value added and excise taxes, respectively) and (b) the material tax matters related to IRPJ and CSLL (income tax and social contribution on profits).

The material components of the estimated possible risk of loss that are individually discussed in Note 30 account for most of the increase in possible loss as follows:

(a)             the Company’s exposure to possible losses from the ICMS and IPI cases that are individually discussed in Note 30 (Manaus Free Trade Zone – IPI; ICMS-ST Unconditional Discounts; ICMS Fiscal War; ICMS – PRODEPE; ICMS – Trigger; IPI Excise Tax) increased by R$3.5 billion in 2015 when compared to 2014. Such variation results, primarily, from the monetary restatement of amounts under litigation in existing proceedings and the filing of new claims in 2015 that are based on the same legal thesis argued in the previously listed lawsuits; in the aggregate, the lawsuits discussed under these headings amount to R$7.1 billion of the total R$10.4 billion amount of the Company’s ICMS and IPI cases as of December 31, 2015.

(b)             the Company’s exposure to possible losses from the IRPJ and CSLL cases that are individually discussed in Note 30 (Goodwill, Profits Earned Abroad, Utilization of Tax Loss on Mergers, Disallowance of Expenses and Deductible Losses and Disallowance of Taxes Paid Abroad) increased by R$2.6 billion in 2015 when compared to 2014. Such variation results, primarily, from (i) the monetary restatement of amounts under litigation in existing proceedings, (ii) the filing of new claims in 2015 that are based on the same legal thesis argued in the previously listed lawsuits and (iii) the filing of new claims in 2015 relating to a new legal thesis (Disallowance of Taxes Paid Abroad); in the aggregate, the lawsuits discussed under these headings amount to R$14.4 billion of the total R$16.3 billion amount of the Company’s IRPJ and CSLL cases as of December 31, 2015.

Therefore, a substantial part of the increase in the amount of Ambev’s lawsuits with a possible loss prospect is appropriately covered by the individual discussion of the material cases set forth in Note 30. The Company believes that the remaining components are not material to warrant individual discussion.

•                for each class of contingent liabilities, expand your discussion to disclose an indication of the uncertainties about the amount or timing of those outflows per IAS 37 paragraph 86(b).

R:      As done in past filings in response to Staff comments, the Company will revert to the expanded disclosure that was previously accepted for the introductory paragraph to Note 30 in order to provide an indication of the uncertainties related to the amount or timing of any outflow as prescribed by paragraph 86(b) of IAS 37. By way of illustration, the Company refers to the revised text of Note 30 below that would include the underlined insertions.

Note 30 – revised prospective disclosure

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 26 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions.  Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

As of 31 December 2015, estimates of amounts of possible losses associated with the Company’s material proceedings are as follows:

[…]

In connection with our responses to the Staff’s questions, the Company hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Guilherme Malik Parente of Ambev S.A. at +55 11 2122-1315 or Kevin W. Kelley of Gibson, Dunn & Crutcher LLP at +1 (212) 351-4022 with any questions you may have.

Very truly yours,

Ambev S.A.

/s/ Ricardo Rittes de Oliveira Silva

Ricardo Rittes de Oliveira Silva

Chief Financial Officer and Investor Relations Officer

cc:        Steve Lo (Securities and Exchange Commission)

            Nasreen Mohammed (Securities and Exchange Commission)

            Kevin W. Kelley (Gibson, Dunn & Crutcher LLP)

            Fernando M. Almeida (Gibson, Dunn & Crutcher LLP)